UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Eve and Helisul announce partnership to develop UAM products and services in Brazil with initial order of up to 50 eVTOLs

Melbourne, Florida, June 7, 2021 – Eve Urban Air Mobility and Helisul Aviation, one of the largest helicopter operators in Latin America, today announced a partnership that will focus on creating an ecosystem-wide approach to prepare for Urban Air Mobility operations in Brazil. In addition to collaborating on a suite of products and services, the partnership includes an order for up to 50 eVTOLs with deliveries expected to start in 2026.

Over the last few years, Eve and Helisul have been collaborating to evaluate how to co-create solutions for Urban Air Mobility, leveraging Brazil’s existing air taxi infrastructure – one of the largest in the world – for the use of Eve’s electric vertical take-off and landing aircraft (eVTOL).

“This partnership with Eve is cause for great satisfaction to Helisul. Eve is looking far ahead of the market needs and Helisul shall follow all its steps hand-in-hand. With cities growing bigger and traffic more and more congested, our partnership to build intelligent solutions and practices for urban mobility in the big cities will improve quality of life reducing air pollution and moving times with door-to-door transportation.”, said Luis Carlos Munhoz da Rocha, Commercial Director of Helisul Aviation.

“Disruptive Urban Air Mobility solutions can bring same type of benefits that aviation already brought to longer trips literally closer to people, giving urban commuters more options to move around the city. Our partnership with Helisul Aviation allows us to disrupt Brazil’s already large air taxi infrastructure and it is well-positioned for the future of flight transportation. Our team will provide comprehensive services, including Urban Air Traffic Management solutions, while benefiting from Helisul’s unique market position,” said Andre Stein, President & CEO of Eve Urban Air Mobility.

Helisul and Eve plan to begin their partnership working together in a proof of concept (POC) operation, using helicopters in order to validate parameters that will apply to the future eVTOL operations. This partnership aims to develop new services and procedures that, together with communities and other industry stakeholders, can create a safe and scalable operating environment for eVTOL operations to expand, focusing on critical aspects to design for all users, including how to maximize accessibility and inclusiveness in vertiports and eVTOL boarding operations.

Benefitting from a startup mindset and backed by Embraer’s more than 50-year history of aircraft manufacturing and certification expertise, Eve unveils a unique value proposition by positioning itself as an ecosystem partner by offering a suite of products and services. Eve’s human-centered, eVTOL design represents a simple and intuitive design that continues to reach development milestones, including the first flight of the engineering simulator in July 2020 and proof of concept in October 2020. In addition to the aircraft program, Eve is harnessing the expertise of both Embraer and Atech, a subsidiary of the Embraer Group, in providing globally recognized air traffic management software to create the solutions that will help safely scale the UAM industry going forward.

Follow us on Twitter: @EveAirMobility

About Helisul Aviation

Helisul has nearly 50 years of activity in the rotary wing market and today is one of the largest helicopter operators in Latin America, with a fleet of more than 50 aircraft and 14 bases throughout the Brazilian territory. The company offers a wide spectrum of helicopter services: sightseeing flights, transmission line inspections, aeromedical transport, aerogeophysics, external cargo, rappelling, firefighting, charter flights, aerocinematography – its helicopters produced all the official images of the World Cup Brazil 2014 and Rio 2016 Olympic Games –, FBO-airport services, as well as airplane chartering for passenger transport and medevac flights. Helisul is factory approved maintenance service center for the AIRBUS and BELL helicopters, as well as to SAFRAN helicopter engine factory. Company has IAGSA, BARS and ISO-14001 certifications and currently has a workforce of over 500 people in Brazil.

About Eve Urban Air Mobility Solutions (Eve)

Eve is a new, independent company dedicated to accelerating the Urban Air Mobility (UAM) ecosystem. Benefitting from a startup mindset, backed by Embraer’s more than 50-year history of aerospace expertise, and with a singular focus, Eve is taking a holistic approach to progressing the UAM ecosystem, with an advanced electric vertical takeoff and landing vehicle (eVTOL) project, a comprehensive global services and support network, and a unique air traffic management solution. Eve is the first company to graduate from EmbraerX. For more information, visit www.eveairmobility.com.

Forward-Looking Information Is Subject to Risk and Uncertainty

Certain statements in this release may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the potential order of up to 50 eVTOLs, the ability of EVE to deliver eVTOL aircraft in 2026, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on current assumptions about future events that may not prove to be accurate. These statements are not guarantee and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and neither party undertakes an obligation to update or revise any forward-looking statement, except as required by law. Specific factors that could cause actual results to differ materially from these forward-looking statements include the effect of global economic conditions, the ability of the parties to negotiate and enter into a definitive agreement and realize anticipated synergies, the ability of EVE to obtain the required certifications to manufacture and sell its eVTOL aircraft, and other important factors disclosed previously and from time to time in the filings of Embraer with the Securities and Exchange Commission.

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2021

Embraer S.A.
By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations